Form 10-K, Exhibit 13
period 1994-01-29
UNITED STATES SHOE CORP
filed 1994-04-28
CIK 101771

THE UNITED STATES SHOE CORPORATION AND SUBSIDIARIES
PROFILE OF OPERATIONS

                                                                                                             UNITS
                                                                                                             -----
                                                                           AVERAGE
WOMEN'S APPAREL RETAILING                                                STORE SIZE          JAN '94        JAN '93        JAN '92
- - - - - - ----------------------------------------------------------------------------------------------------------------------------------
CASUAL CORNER                                                           4,400 sq. ft.          706            735            772
  Wear-to-work fashion apparel for the misses
  customer for her ready-to-wear, sportswear and
  accessory needs. Moderate and upper-moderate
  prices targeted to women age 25 to 50.
PETITE SOPHISTICATE                                                     2,400 sq. ft.          361            340            323
  Wear-to-work and casual fashion apparel for
  women 5'4" and under at moderate and upper-
  moderate prices.
CAPEZIO                                                                 2,300 sq. ft.           90             54              4
  Moderately priced casual and active apparel in
  updated feminine styles that emphasize color.
PAPPAGALLO                                                              3,200 sq. ft.           16              7              0
  Upper-moderate to better priced apparel,
  shoes and accessories for professional
  women age 30 to 50.
AUGUST MAX WOMAN                                                        3,000 sq. ft.          107            105             98
  Wear-to-work and casual fashion apparel for
  women who wear sizes 14-26 at moderate prices.
CAREER IMAGE COMPANY STORE                                              4,900 sq. ft.           26              8              3
  Misses' brand-name fashions at value prices,
  with stores located in factory outlet centers.
- - - - - - ----------------------------------------------------------------------------------------------------------------------------------
TOTAL WOMEN'S APPAREL RETAILING                                                              1,306          1,249          1,200
- - - - - - ----------------------------------------------------------------------------------------------------------------------------------

OPTICAL RETAILING
- - - - - - ----------------------------------------------------------------------------------------------------------------------------------

LENSCRAFTERS
  Complete, convenient optical service, including
  a large selection of frames and on-site lens
  grinding laboratory.
    Stores in the United States                                         5,400 sq. ft.          435            429            419
    Stores in Canada                                                    4,400 sq. ft.           60             54             30
SIGHT & SAVE                                                            1,300 sq. ft.           48             19             10
  Value-priced eyewear stores and leased
  departments offering service in one to four days.
- - - - - - ----------------------------------------------------------------------------------------------------------------------------------
TOTAL OPTICAL RETAILING                                                                        543            502            459
- - - - - - ----------------------------------------------------------------------------------------------------------------------------------

FOOTWEAR RETAILING
- - - - - - ----------------------------------------------------------------------------------------------------------------------------------

CINCINNATI SHOE                                                         3,300 sq. ft.          120            143            139
  Leased shoe departments in strong-value
  stores across the country.
BANISTER/CAPEZIO FACTORY DIRECT                                         5,000 sq. ft.          186            194            179
  Factory outlet shoe stores located outside
  major metropolitan areas.
CONCEPT STORES
  Easy Spirit                                                           1,300 sq. ft.           68             38             10
  Selby & Co.                                                           1,200 sq. ft.           14             59             98
- - - - - - ----------------------------------------------------------------------------------------------------------------------------------
TOTAL FOOTWEAR RETAILING                                                                       388            434            426
- - - - - - ----------------------------------------------------------------------------------------------------------------------------------
- - - - - - ----------------------------------------------------------------------------------------------------------------------------------
DISCONTINUED OPERATIONS                                                                          0            283            431
- - - - - - ----------------------------------------------------------------------------------------------------------------------------------
- - - - - - ----------------------------------------------------------------------------------------------------------------------------------
TOTAL UNITS SPECIALTY RETAILING                                                              2,237          2,468          2,516
- - - - - - ----------------------------------------------------------------------------------------------------------------------------------

FOOTWEAR MANUFACTURING/WHOLESALING
- - - - - - -------------------------------------------------------------------------------
FOOTWEAR BRANDS
  Easy Spirit        Evan-Picone*              Selby
  Amalfi             Pappagallo                Joyce
  Bandolino          Vittorio Ricci Studio*    Capezio
  YFA Bandolino      Cobbie

WESTERN BOOT BRANDS
  Texas Brand Boots  Wrangler*
  El Dorado          J. Chisholm

FOOTWEAR/BRAND LICENSING
- - - - - - -------------------------------------------------------------------------------
FOREIGN
Foreign companies in five countries are licensed to manufacture and market footwear under selected company brand names.

DOMESTIC
Domestic companies are licensed to manufacture and market non-footwear products under the Capezio and Easy Spirit trade names.

*UNDER LICENSE

THE UNITED STATES SHOE CORPORATION AND SUBSIDIARIES
FINANCIAL REVIEW



SALES AND EARNINGS
- - - - - - --------------------------------------------------------------------------------
   Net sales for the year ended January 29, 1994 decreased 0.9% to $2,626 million from $2,651 million for the year ended January 30, 1993. Earnings (loss)
per share was $(.35) in 1993 compared to $.10 per share in 1992.
   Women's apparel retailing generated 46% of the company's net sales and recorded operating losses of $41.7 million in 1993. Women's apparel retailing operates 1,306 stores, primarily in enclosed malls, encompassing 4.7 million square feet of space in 46 states and the District of Columbia.
   Optical retailing generated 27% of the company's net sales and recorded earnings from operations of $43.6 million in 1993. Optical retailing operates
543 stores and leased departments encompassing 2.7 million square feet of space in 45 states, Puerto Rico and Canada.
   Footwear generated 27% of the company's net sales and recorded earnings from operations of $9.5 million in 1993. The footwear retailing divisions operate 388 shoe stores and leased departments encompassing 1.4 million square feet of space in 43 states. In 1993, the company's footwear manufacturing/wholesaling division manufactured about 60% of its product domestically and imported the remainder from countries in Europe, South America and the Far East.

MARKET AND DIVIDEND INFORMATION
- - - - - - --------------------------------------------------------------------------------
   The company's common shares are traded on the New York Stock Exchange and the
Pacific Stock Exchange. There were 11,792 shareholders of record of the company's common shares as of March 18, 1994. Fiscal 1993 dividend payments marked the 62nd consecutive year that the company has paid cash dividends on its common shares. The range of market closing prices and the dividends paid per share, by quarter, for fiscal 1993 and 1992 were as follows:

                          ------------------ 1993 ------------------
                            High             Low            Dividend
- - - - - - --------------------------------------------------------------------
First Quarter             $ 12 1/2         $ 10 1/8           $ .13
Second Quarter              10                8 3/4             .08
Third Quarter               11 1/4            8 7/8             .08
Fourth Quarter              15 1/2           10 7/8             .08
                                                              -----
                                                              $ .37
                                                              -----
                                                              -----

                          ------------------ 1992 ------------------
                            High             Low            Dividend
- - - - - - --------------------------------------------------------------------
First Quarter             $ 17             $ 13 3/8           $ .13
Second Quarter              16 5/8           11 7/8             .13
Third Quarter               12 5/8           10 1/4             .13
Fourth Quarter              13 5/8           11 5/8             .13
                                                              -----
                                                              $ .52
                                                              -----
                                                              -----

CAPITAL EXPENDITURES
- - - - - - -------------------------------------------------------------------------------
   Capital expenditures for 1994, estimated at $65 million, reflect an emphasis on the expansion of Easy Spirit footwear retailing stores and Career Image
Company Store women's apparel factory outlet stores. Capital expenditures in
1994 will also emphasize the upgrading of management information systems at all divisions and the refurbishment of certain stores, including Casual Corner.
Capital expenditures are set forth in the table below:

                                                (Millions)
                                  1994
                               (Estimated)          1993             1992
                              ----------------------------------------------
Women's Apparel Retailing     $ 21.1   32%     $ 20.9   34%     $ 33.3   46%
Optical Retailing               30.4   47        25.0   41        25.5   36
Footwear -
  Manufacturing/Wholesaling      2.6    4         4.3    7         6.4    9
  Retailing                     10.9   17        11.2   18         6.7    9
                              ----------------------------------------------
                              $ 65.0  100%     $ 61.4  100%     $ 71.9  100%
                              ----------------------------------------------
                              ----------------------------------------------

THE UNITED STATES SHOE CORPORATION AND SUBSIDIARIES
FIVE-YEAR FINANCIAL SUMMARY (MILLIONS EXCEPT PER SHARE AMOUNTS)

                                                                1993           1992           1991           1990(1)        1989(2)
- - - - - - -----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL INFORMATION BY INDUSTRY SEGMENT
Net Sales
  Women's Apparel Retailing                                  $ 1,217.1      $ 1,262.2      $ 1,364.2      $ 1,335.7      $ 1,234.5
  Optical Retailing                                              698.7          660.1          625.0          580.1          531.7
  Footwear -
    Manufacturing/Wholesaling                                    465.1          470.7          454.2          515.4          517.4
    Retailing                                                    245.2          257.7          282.4          287.5          273.6
- - - - - - -----------------------------------------------------------------------------------------------------------------------------------
      Total                                                  $ 2,626.1      $ 2,650.7      $ 2,725.8      $ 2,718.7      $ 2,557.2
- - - - - - -----------------------------------------------------------------------------------------------------------------------------------
- - - - - - -----------------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) FROM OPERATIONS
  Women's Apparel Retailing                                  $   (41.7)     $    12.1      $    52.6      $    (4.9)     $    53.2
  Optical Retailing                                               43.6           40.4           33.2           13.3           48.3
  Footwear                                                         9.5           (5.5)          18.1          (13.9)          30.0
  General Corporate Expense                                      (18.0)         (22.4)         (18.5)         (16.8)         (18.4)
- - - - - - -----------------------------------------------------------------------------------------------------------------------------------
      Total                                                       (6.6)          24.6           85.4          (22.3)         113.1
Interest Expense, net                                            (16.0)         (16.9)         (17.1)         (23.3)         (25.1)
Other Income (Expense)                                              --             --           (0.5)           6.8           (5.7)
Credit (Provision) for Income Taxes                                6.8           (3.3)         (27.8)          11.1          (33.1)
- - - - - - -----------------------------------------------------------------------------------------------------------------------------------
    Earnings (loss) before cumulative
      effect of accounting changes                               (15.8)           4.4           40.0          (27.7)          49.2
Cumulative effect of accounting changes, for years
  ended prior to -
  February 3, 1991, related to nonpension
    postretirement benefits (net of tax effect of $5.7)             --             --           (8.8)            --             --
  February 4, 1990, related to eyewear product
    maintenance contracts (net of tax effect of $2.3)               --             --             --           (3.6)            --
- - - - - - -----------------------------------------------------------------------------------------------------------------------------------
      Net Earnings (Loss)                                    $   (15.8)     $     4.4      $    31.2      $   (31.3)     $    49.2
- - - - - - -----------------------------------------------------------------------------------------------------------------------------------
- - - - - - -----------------------------------------------------------------------------------------------------------------------------------
Total Assets
  Women's Apparel Retailing                                  $   288.0    $     344.5      $   384.6      $   429.8      $   433.2
  Optical Retailing                                              250.4          270.6          269.7          288.5          252.1
  Footwear                                                       357.5          396.7          414.2          458.4          457.6
  Corporate                                                      183.2          159.2           83.6           59.5           21.3
- - - - - - -----------------------------------------------------------------------------------------------------------------------------------
      Total                                                  $ 1,079.1      $ 1,171.0      $ 1,152.1      $ 1,236.2      $ 1,164.2
- - - - - - -----------------------------------------------------------------------------------------------------------------------------------
- - - - - - -----------------------------------------------------------------------------------------------------------------------------------
Depreciation and Amortization Expense
  Women's Apparel Retailing                                  $    33.1     $     33.9      $    35.1      $    36.6      $    34.6
  Optical Retailing                                               37.7           35.3           33.7           28.7           24.4
  Footwear                                                        13.5           14.3           14.4           14.8           14.6
- - - - - - -----------------------------------------------------------------------------------------------------------------------------------
      Total                                                  $    84.3     $     83.5      $    83.2      $    80.1      $    73.6
- - - - - - -----------------------------------------------------------------------------------------------------------------------------------
- - - - - - -----------------------------------------------------------------------------------------------------------------------------------
Capital Expenditures
  Women's Apparel Retailing                                  $    20.9     $     33.3      $    28.5      $    32.6      $    16.7
  Optical Retailing                                               25.0           25.5           20.8           59.5           40.9
  Footwear                                                        15.5           13.1           10.5           16.8           12.6
- - - - - - -----------------------------------------------------------------------------------------------------------------------------------
      Total                                                  $    61.4     $     71.9      $    59.8      $   108.9      $    70.2
- - - - - - -----------------------------------------------------------------------------------------------------------------------------------
- - - - - - -----------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
  Earnings (loss) per common share before
  cumulative effect of accounting changes                    $    (.35)     $     .10      $     .88      $    (.61)     $    1.10
  Cumulative effect of accounting changes (see above)               --             --           (.19)          (.08)            --
- - - - - - -----------------------------------------------------------------------------------------------------------------------------------
      Net Earnings (Loss)                                    $    (.35)     $     .10      $     .69      $    (.69)     $    1.10
- - - - - - -----------------------------------------------------------------------------------------------------------------------------------
- - - - - - -----------------------------------------------------------------------------------------------------------------------------------
Dividends Per Common Share                                   $     .37      $     .52      $     .52      $     .50 1/2  $     .46
Book Value Per Common Share                                      10.06          10.71          11.18          11.03          12.22

BALANCE SHEET DATA

Working Capital                                              $   298.3     $    277.3      $   235.5      $   270.7      $   286.2
Long-Term Debt and Capital Lease Obligations                     189.8          191.7          144.4          244.8          178.4
Shareholders' Investment                                         461.7          488.5          506.8          498.0          548.6
Return on Average Shareholders' Investment                          (3)%           1%             6%             (6)%           9%
- - - - - - -----------------------------------------------------------------------------------------------------------------------------------
- - - - - - -----------------------------------------------------------------------------------------------------------------------------------

(1) 1990 results include restructuring charges of $90 ($57.9 after tax benefits). $56 was allocated to Women's Apparel Retailing and $34 was allocated to Footwear.
(2) Fifty-three week year

THE UNITED STATES SHOE CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



RESULTS OF OPERATIONS
OVERVIEW
  During the past three years the company made major strategic changes to reposition its businesses in order to make them more competitive. These changes have included disposing of weak or off-strategy businesses, closing stores, and cost reduction initiatives. In 1993, extensive management changes were made in the apparel and footwear groups. The company's results of operations during the three-year period ended January 29, 1994 reflect these major changes.
  The company's net sales for fiscal 1993, the 52-week period ended January 29, 1994, decreased 0.9% to $2,626 million from $2,651 million for fiscal 1992, the 52-week period ended January 30, 1993. This decrease was due principally to the sale or closing of 389 poorly performing stores, primarily in connection with the divestiture of the Caren Charles and Ups "N Downs divisions, the effect of which was partially offset by sales from 158 new stores opened in 1993 and a 0.5% increase in comparable store sales. Net sales for fiscal 1992 decreased 3% from $2,726 million for fiscal 1991, the 52-week period ended February 1, 1992. The sales decrease in 1992 was due principally to a 1.5% decrease in comparable store sales and the sale or closing of 212 poorly performing stores, primarily in connection with restructuring activities undertaken within the company's apparel and footwear segments. These decreases were partially offset by sales from 142 new stores (not including 22 optical stores acquired near yearend) opened in 1992.
  The company reported a net loss of $15.8 million in 1993, or $.35 per share, compared with net earnings in 1992 of $4.4 million, or $.10 per share, and $31.2 million in 1991, or $.69 per share.
  The gross profit percentage in 1993 of 47.2% was comparable to the 1992 percentage of 47.8%. Fiscal 1993 gross profit included a LIFO credit of $11.3 million compared with a LIFO credit of $3.6 million in 1992. The LIFO credit in 1993 was due to a higher level of markdowns taken against excess footwear inventories, lower inventory quantities at yearend and low rates of inflation on the company's inventory purchases during 1993.
  Selling, general and administrative expenses increased by 0.3% in 1993. Lower operating expenses in the footwear and apparel groups that resulted from cost control measures and the effects of a net reduction of 217 women's apparel stores were more than offset by a series of charges. These charges included $10.6 million related to the divestiture of the Ups "N Downs and Caren Charles divisions, $5.5 million related to the divestiture of optical retailing operations in the United Kingdom, $6.0 million of severance and recruitment costs related to executive management changes in the footwear and women's apparel groups, $15.0 million of costs associated with cost reduction initiatives, the effect of 41 additional optical stores and leased departments in North America, and $2.6 million of costs associated with business process redesign initiatives.
  In the fourth quarter of 1993 the company undertook a series of cost reduction initiatives across all operating groups and recorded a charge of $15.0 million for costs associated with certain of the initiatives. The initiatives include changes in certain business practices (eg. store labor scheduling and merchandise return and allowance policies), streamlining field management and home office operations in all operating groups, early lease termination and shutdown of 11 poorly performing women's apparel stores, and consolidating Cincinnati Shoe and Banister footwear retail operations. These actions, which are projected to have paybacks over twelve to eighteen months, are expected to result in a significant reduction in operating costs in fiscal 1994 and beyond. The $15.0 million charge includes costs for employee severance and asset retirements. Approximately $3.2 million of the charge relates to the noncash write-off of assets while the remainder will require the future outlay of cash.
  The gross profit percentage in 1992 of 47.8% was comparable to 1991. Fiscal 1992 gross profit included a LIFO credit of $3.6 million compared with a LIFO charge of $11.1 million in 1991. The LIFO credit in 1992 was due primarily to lower inventory quantities at yearend and low rates of inflation on the company's inventory purchases during 1992. Selling, general and administrative expenses increased 2% in 1992. The increase was due primarily to inflationary increases in operating costs, principally occupancy and payroll costs, approximately $11.0 million of severance and other costs associated with business process redesign initiatives and $5.2 million of costs associated with the establishment of a footwear buying operation in the Far East, offset somewhat by the effect of a net reduction of 70 retail stores. Fiscal 1991 net earnings were decreased by an after-tax charge of $8.8 million as a result of the adoption of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS No. 106).
  Net interest expense in 1993 was $16.0 million compared with $16.9 million in 1992 and $17.1 million in 1991. Net interest expense for 1993 reflects a lower effective interest rate of 8.0% on borrowed funds compared with 8.5% in 1992, offset by higher average borrowings ($189 million in 1993 compared to $166 million in 1992) as a result of the issuance in September 1992 of $75 million of 8 5/8% notes due 2002 (8 5/8% Notes). Interest income increased in 1993 as average short-term investments increased 48% to $133 million. The decrease in net interest expense in 1992 compared to 1991 was primarily due to a $43.3 million reduction in the average outstanding debt balance during the period from February to September 1992, which was partially offset by the issuance of the 8 5/8 % Notes.
  The effective tax benefit rate was 30% in 1993 compared to an effective tax rate of 43% in 1992 and 41% in 1991. The lower 1993 rate reflects a low effective state tax benefit rate and an increase in the valuation allowance related to certain state operating loss and foreign tax credit carryforwards. The tax rate increased in 1992 compared to 1991 due to higher state and local taxes. Effective February 2, 1992, the company elected to adopt Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". See Notes to Consolidated Financial Statements for further discussion of this new method of accounting, the effect of which was not material.
  As of the end of fiscal 1993, the company has recorded a $54.6 million net deferred tax asset that is composed of $88.7 million of deferred tax assets and $34.1 million of deferred tax liabilities. Approximately 80% of the deferred tax assets are realizable via offset against taxable income generated over the allowable carryback period or against reversing deferred tax liabilities over the relevant period. The remaining deferred tax assets relate primarily to the accounting for postretirement benefits under SFAS No. 106 and certain deferred state tax assets. Management believes that these deferred tax assets are fully realizable, particularly considering the long period that is available to generate taxable earnings.
  The company anticipates that at the end of fiscal 1994, due to a reduction in taxable income in the carryback period then available, the company will need to generate pretax earnings of approximately $80 million over the next fifteen years to ensure the recovery of its deferred tax assets (excluding amounts related to SFAS No. 106). The realizability of the deferred tax assets will be evaluated on a quarterly basis; however, management believes that sufficient earnings will be generated to ensure recovery of the net deferred tax assets.
  In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS No. 112). See Notes to Consolidated Financial Statements for further discussion of SFAS No. 112.

WOMEN'S APPAREL RETAILING GROUP
  The Women's Apparel Retailing Group reported net sales in 1993 of $1,217 million, a 3.6% decrease from 1992. The sales decrease resulted from a 0.5% decrease in comparable store sales and a net reduction of 217 stores. The decline in comparable store sales during 1993 was due to the poor performance of spring merchandise in all major divisions except Petite Sophisticate. Comparable store sales for the group decreased 3% in 1992. The decline in comparable store sales during 1992 was due primarily to the poor performance of the Casual Corner division.
  The group reported an operating loss in 1993 of $41.7 million compared with operating earnings of $12.1 million in 1992 and $52.6 million in 1991. The operating loss in 1993 was principally due to the poor performance in the first half of the year of the Casual Corner division and significant operating losses in the Ups "N Downs/Capezio and Caren Charles/Pappagallo divisions. Results for 1993 include a $10.6 million charge related to the divestiture of the Ups "N Downs and Caren Charles divisions, $6.7 million of costs associated with cost reduction initiatives, $3.8 million of severance and recruitment costs related to executive management changes, and $1.7 million of costs associated with business process redesign initiatives. Results for 1992 include $7.3 million of costs associated with the group's business process redesign initiatives. Fiscal 1993 operating earnings included a LIFO charge of $0.9 million compared with a LIFO credit of $1.1 million in 1992 and a charge of $3.4 million in 1991. The LIFO credit in 1992 was primarily due to a reduction in inventories at yearend and deflation of 0.5% on 1992 inventory purchases.
  Net sales at the Casual Corner division declined in 1993 as a result of a net reduction of 29 stores, the effect of which was partially offset by a slight increase in comparable store sales. The division recorded an operating loss for the year as earnings generated over the last half of the year on stronger sales performance and lower operating expenses were not sufficient to offset operating losses in the first half of the year that resulted primarily from the poor performance of spring merchandise. The Petite Sophisticate division increased sales on new store volume and an increase in comparable store sales, which resulted in an increase in operating earnings for the division. The Ups "N Downs/Capezio and Caren Charles/Pappagallo divisions experienced significant operating losses as most merchandise categories performed poorly, resulting in substantial declines in comparable store sales. In consideration of the continuing poor performance of these divisions, the company sold or closed its remaining Ups "N Downs and Caren Charles stores over the second

THE UNITED STATES SHOE CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)



half of the year. These stores recorded operating losses of $14.1 million in fiscal 1993. In addition to the operating losses, the company recorded a charge of $10.6 million in 1993 for the costs associated with the sale and closure of the stores. The August Max Woman division experienced a significant decline in comparable store sales and recorded an operating loss for the year compared to operating earnings in 1992.
  In 1992, net sales at the Casual Corner division decreased as a result of a net reduction of 37 stores and a decline in comparable store sales. The comparable store sales decline resulted primarily from the weak performance of the division's spring merchandise. Earnings at the Casual Corner division declined as a result of lower sales and increased promotional activity, especially in the first half of the year. The Petite Sophisticate division experienced a sales increase during 1992, including a slight increase in comparable store sales, which resulted in increased earnings for the division. The Ups "N Downs division experienced an operating loss in 1992 as it began conversion of its stores to the Capezio format. The results of the division were affected by the poor sell-through of certain merchandise and by quality problems. Net sales of the Caren Charles/Pappagallo division declined as a result of a net reduction of 23 stores. The division continued to experience operating losses; however, the losses narrowed in 1992 compared to the prior year partly due to the sale or closing of 24 of its more poorly performing stores and as the division began testing conversion of its store format and merchandise to the Pappagallo brand.
  The group purchases a significant amount (26% in 1993) of its product from the Far East. In 1991, the group established an apparel purchasing operation located in the Far East. Operations began in February 1992 and have enabled the group to purchase apparel from this region of the world more efficiently and at lower cost.

OPTICAL RETAILING GROUP
  The Optical Retailing Group reported net sales of $699 million in 1993, an increase of 5.8% from 1992. This increase resulted from new store volume (543 stores and leased departments in operation at the end of 1993 compared to 511 at the end of 1992) and a comparable store sales increase of 2.9%. In 1992, net sales were 6% above 1991. This increase resulted primarily from a larger number of retail locations (511 at the end of 1992 and 467 at the end of 1991). Comparable store sales increased 1% during 1992.
  Operating earnings were $43.6 million in 1993, including a $5.5 million charge associated with the divestiture of optical operations in the United Kingdom, compared with operating earnings of $40.4 million in 1992. Earnings from the group's domestic operations improved on higher superoptical sales due to new store volume and increased comparable store sales. The effects of the increased sales were partially offset by costs associated with the expansion of the Sight & Save value optical concept. LensCrafters Canada improved operating earnings on higher sales as a result of new store volume, including sales at 22 Eyemasters Ltd. superoptical stores acquired in January 1993, that was partially offset by a decline in comparable store sales. Canadian operating results were reduced by costs associated with the transition of the Eyemasters stores to the LensCrafters format. Operating losses in the United Kingdom, excluding the $5.5 million charge, totaled $1.9 million in 1993 compared to operating losses of $7.0 million in 1992.
  Operating earnings increased 22% in 1992 compared with 1991. Earnings from the group's domestic superoptical operation improved as a result of continued control of product and operating costs. Operating losses in the United Kingdom were lower in 1992 compared with 1991. LensCrafters Canada had flat sales as increases from new stores were offset by comparable store declines. Operating earnings in Canada declined partly due to costs associated with the acquisition of 22 Eyemasters Ltd. superoptical stores. During 1992, the group discontinued the sale of product maintenance contracts. Revenues from contracts sold prior to fiscal 1992 are being amortized on a straight-line basis over the term (generally one year) of those contracts.

FOOTWEAR GROUP
  Net sales in the Footwear Group were $710 million in 1993, a decrease of 2.5% compared with 1992. In the manufacturing/wholesaling divisions, net sales in 1993 were $465 million, a 1.2% decrease. Sales increases in the Easy Spirit division were offset by decreases in the Texas Boot division and in the Cobbie division, whose sales were adversely affected by fewer independent store operators and management's decision to close or convert to the Easy Spirit concept a majority of company-owned Cobbie retail stores. Sales in other manufacturing/wholesaling divisions were generally comparable with the prior year. Sales in the company's footwear retail divisions were $245 million, declining 4.9% from 1992 sales as a result of a net reduction of 46 stores and a 1.4% decline in comparable store sales. The comparable store sales decline reflected strong increases in Easy Spirit retail stores that were more than offset by declines in other divisions.

  In 1992, net sales decreased 1% compared with 1991. While Easy Spirit, Selby and Texas Boot achieved strong sales increases in 1992, most other wholesale divisions experienced a decline in sales. The most significant decreases occurred in the Joyce and Cobbie divisions, as demand for these brands by department stores and independent concept operators (122 in operation at 1992 yearend versus 190 in 1991) continued to decline and as a result of fewer company-owned concept stores in operation. Sales of the company's footwear retail divisions declined 9% from the prior year primarily as a result of the sale in July 1992 of the 38-store Hahn chain. The Banister division increased sales, as volume from new store openings was partially offset by a reduction in comparable store sales.
  The group reported operating earnings of $9.5 million in 1993 compared with an operating loss of $5.5 million in 1992 and operating earnings of $18.1 million in 1991. Operating earnings in 1993 were increased by a LIFO credit of $12.2 million compared with a credit of $2.5 million in 1992 and a charge of $7.7 million in 1991. The higher credit in 1993 resulted from higher levels of markdowns to clear excess inventories, lower inventory quantities at yearend, a low rate of inflation (1.4%) on the group's purchased inventory during 1993 and 4.3% deflation of the costs of inventory manufactured by the company during 1993.
  The group's 1993 results were also affected by $7.4 million of costs associated with cost reduction initiatives, $2.2 million of severance and recruitment costs related to executive management changes, and $0.9 million of costs associated with business process redesign initiatives. In 1992, results were affected by $5.2 million of costs associated with the establishment of a buying operation in the Far East, $3.5 million of costs associated with the bankruptcy of an independent operator of a substantial number of concept stores, the consolidation of Marx & Newman operations into the Cincinnati, Ohio footwear operations, and $2.8 million of costs associated with the group's business process redesign initiatives. In 1991, footwear results included a $4 million contract termination charge.
  The Easy Spirit for women division generated a substantial increase in operating earnings in 1993 as a result of a 12.4% increase in sales, higher margins and lower operating costs. The Easy Spirit for men division achieved near-breakeven results compared to substantial operating losses in 1992 as margins stabilized and operating expenses were brought in line with the division's sales level. The Texas Boot division, while continuing its solid profitability, saw sales and operating earnings decline. The company's import brands continued to perform poorly as the problems affecting the group continued in 1993. Despite improved performance by the Evan Picone brand over the second half of the year, operating losses of the group increased in 1993, primarily as a result of increased markdowns taken to clear excess inventories.
  In 1993, footwear retailing recorded an operating loss, compared to operating earnings in 1992, primarily as a result of a decline in operating earnings in the Banister division. Banister experienced further declines in comparable store sales and margin erosion, as promotional activity increased to generate sales and as markdowns were taken to clear older inventory. The Concept division's operating losses increased due to the poor performance of Cobbie and Joyce-Selby concept stores and to costs associated with the closure or conversion of a majority of these stores during the year, the effects of which were only partially offset by the stronger performance of Easy Spirit concept stores. During 1993, the company closed 35 Cobbie and Joyce-Selby stores and converted 10 stores to the Easy Spirit format, reducing the number of Cobbie and Joyce-Selby stores in operation at yearend to 14. The company plans to close or convert the remaining stores during 1994.
  In 1992, Easy Spirit for women operating earnings declined, despite an increase in sales, as additional margin from the sales increase was offset by increases in advertising and other operating costs. Selby achieved an increase in operating earnings as a result of increased sales. Texas Boot operating earnings also increased on additional sales volume. The earnings from these divisions were offset by operating losses in the Cobbie, Joyce, Easy Spirit for men and import divisions. Cobbie and Joyce losses resulted primarily from declining sales volume. Easy Spirit for men failed to achieve planned sales and gross profit as it lowered prices to meet market conditions. The company's import brands performed poorly as a group due to style, quality and delivery problems that depressed sales and increased markdowns.
  Footwear retailing's operating earnings declined in 1992 compared to 1991 as a result of a reduction in the group's gross profit percentage. The decline was attributable mainly to lower margins in the Banister division due to increased promotional activity to maintain sales in the face of increased competition in the factory outlet sector and in order to clear slow-moving inventory. The Concept division's operating loss narrowed in 1992 compared to 1991 as a result of the profitable performance of Easy Spirit concept stores. Cobbie and Joyce-Selby concept stores continued to perform poorly as the Cobbie and Joyce brands failed to generate sufficient demand to support a concept store.

THE UNITED STATES SHOE CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)



The company converted 20 of these stores to the Easy Spirit format in 1992. Operating earnings of the Cincinnati Shoe division declined in 1992 compared to 1991 primarily as a result of charges related to the planned closing of 41 underperforming stores.

FINANCIAL CONDITION
OVERVIEW
  The company maintained its strong financial condition and liquidity in 1993. Cash and cash equivalents increased to $183.2 million at yearend, despite the net loss for the year, as the company reduced its investment in inventory, maintained a conservative capital spending program and reduced dividend payments.

CASH PROVIDED BY OPERATIONS
  Cash provided by operations was $113.9 million in 1993 compared with $126.2 million in 1992. This $12.3 million decrease was principally the result of a $21.7 million decrease in cash generated from net earnings, adjusted for non-cash items, in 1993 compared to 1992 that was partially offset by an increase of $3.0 million in cash provided by changes in working capital. The increase in cash provided by changes in working capital included $10.2 million related to a reduction in accounts receivable as a result of improved collection experience and $18.4 million related to inventories, as the company's inventory reduction efforts and store closing activities led to a greater reduction in inventories in 1993 compared with 1992. These and other working capital changes that increased cash during the year were partially offset by a $34.8 million decrease in cash that resulted from a reduction in accounts payable related to the decline in inventories.
  Cash provided by operations was $126.2 million in 1992 compared with $209.8 million in 1991. This $83.6 million decrease was principally the result of changes in the components of working capital that provided $41.5 million less cash in 1992 than in 1991 and a $43.7 million decrease in cash generated from net earnings, adjusted for non-cash items, in 1992 compared with 1991. The decrease in cash provided by changes in working capital included $14.1 million related to the timing of income tax payments, $11.0 million related to inventories as the company's inventory reduction efforts and store closing activity led to a greater reduction in 1991 compared with 1992, and $17.1 million related to the timing of payments on accounts payable. The decrease was also affected by lower cash payments in 1992 for restructuring costs and by the timing of rent payments.

CAPITAL EXPENDITURES
  Capital expenditures were $61.4 million in 1993, $71.9 million in 1992 and $59.8 million in 1991. The capital expenditures reflect continued cautious spending in order to maintain the company's liquidity and consideration of a soft retail environment.
  Capital expenditures in 1993 reflected the continued emphasis on the expansion of LensCrafters, Petite Sophisticate and Easy Spirit stores, and the refurbishment of stores, including Casual Corner. Capital expenditures in 1993 also emphasized the upgrading of management information systems at all divisions.
  In 1993, the company opened 158 new retail units, and converted 67 existing units to new formats. Of the new stores, 57 were women's apparel stores, 50 were optical stores or leased departments and 51 were footwear stores or leased departments. In 1992, the company opened or acquired 164 new retail units and converted 74 existing units to new formats. Of the new stores, 61 were women's apparel stores, 51 were optical stores and 52 were footwear stores or leased departments.
  The capital expenditures plan has been increased to $65 million in 1994. The plan reflects emphasis on the continued expansion of Career Image and Easy Spirit stores, and the refurbishment of stores, including Casual Corner.
Capital expenditures in 1994 will also continue to emphasize the upgrading of management information systems. The company's capital expenditures plan is under continuing review and is subject to additional adjustment based on the availability of suitable real estate, human resources growth and future profitability. The company believes that cash generated from operations and existing cash reserves will adequately finance the 1994 capital expenditures program.

WORKING CAPITAL
  At January 29, 1994, the company's working capital (current assets less current liabilities) was $298.3 million compared with $277.3 million at January 30, 1993. This $21.0 million increase resulted primarily from an increase in cash and cash equivalents of $24.0 million and a $41.2 million reduction in accounts payable. These increases were partially offset by a $58.5 million reduction in inventories. The lower inventory level reflected a net reduction of retail stores, a delay in receipt of spring apparel, an increase in markdown reserves to adjust excess footwear inventories to their estimated net realizable value and the effects of management's continued inventory reduction efforts.
The decline in accounts payable was directly related to the lower inventory levels. The company ended the year with a 1.8-to-1 current ratio, versus 1.6-to-1 at the end of 1992.
  At January 30, 1993, the company's working capital of $277.3 million represented a $41.8 million increase from the prior year. The increase resulted primarily from an increase in cash and cash equivalents of $75.6 million. The increase in cash and cash equivalents, which included the proceeds from the issuance of the 8 5/8% Notes, was partially offset by a $40.2 million reduction in inventories across all divisions. The lower inventory levels reflected a net reduction of retail stores and lower average inventory per store, as well as a decrease in wholesale footwear inventories, as management continued its inventory reduction efforts.
  The company continues to maintain lines of credit with domestic and foreign banks. At January 29, 1994, the company had in place a revolving credit agreement, with nine participating financial institutions, making available up to $125 million of credit through February 5, 1996. The revolving credit agreement, which was amended during 1993, is available to finance working capital needs. At January 29, 1994 and January 30, 1993, there were no borrowings outstanding under this facility.

LONG-TERM CAPITAL RESOURCES
  Long-term debt (including current maturities) totaled $177.6 million at yearend 1993, $206.2 million at yearend 1992 and $152.1 million at yearend 1991. The lower balance in 1993 was due to scheduled repayments made during the year. The higher balance in 1992 was due to the issuance of the 8 5/8% Notes net of scheduled repayments of existing debt. The 8 5/8% Notes were issued under a shelf registration statement filed with the Securities and Exchange Commission to sell up to $100 million of Senior Debt Securities.
  To balance the company's fixed and variable interest rate risk, as of January 29, 1994 the company had entered into five $25 million interest rate swap agreements that mature on various dates through November 1995. Under the terms of the agreements, the company receives interest at a fixed rate (4.98% weighted-average rate as of January 29, 1994) and pays interest at a variable rate tied to the six-month LIBOR (3.45% weighted-average rate as of January 29, 1994).
  At January 29, 1994, the company's debt-to-capital ratio (long-term debt including capital lease obligations, as a percentage of the sum of total long-term debt and shareholders' investment) was 29.1% compared with 28.2% in 1992 and 22.2% in 1991. The principal cause of the increase in the ratio in 1992 was the issuance of the 8 5/8% Notes.
  The company's revolving credit agreement and agreements with respect to long-term debt include, among other things, provisions which limit total consolidated indebtedness, require the maintenance of minimum amounts of working capital and of certain financial ratios, limit capital expenditures, capital stock repurchases, asset sales and limit the payment of cash dividends by the company. Under the most restrictive dividend provision, approximately $28 million of consolidated retained earnings at January 29, 1994 is available for payment of cash dividends. The company's ability to pay future dividends is, among other things, contingent upon future operating results or changes to existing borrowing agreements.

FOREIGN EXCHANGE RISK
  The company uses foreign exchange forward contracts to hedge the risk of changes in foreign currency exchange rates associated with transactions denominated in foreign currencies, primarily shoe purchases from European countries. At January 29, 1994, the company held contracts aggregating approximately $21.9 million.

EFFECT OF INFLATION
  Overall, the company's sales growth and earnings have not been materially impacted by inflation over the last three years.

THE UNITED STATES SHOE CORPORATION AND SUBSIDIARIES



AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
- - - - - - --------------------------------------------------------------------------------
  The Board of Directors pursues certain of its responsibilities through the
Audit Committee, which consists of four members of the Board of Directors, none of whom is or has been an employee of the company.  The Audit Committee meets periodically with management, internal auditors and independent public accountants to review the work of each and satisfy itself that they are properly discharging their responsibilities.

REPORT OF MANAGEMENT'S RESPONSIBILITY
- - - - - - --------------------------------------------------------------------------------
  Management of The United States Shoe Corporation is responsible for the integrity and objectivity of the financial information presented in this report.
The financial statements have been prepared in conformity with generally accepted accounting principles and include, where necessary, estimates and judgements of management based on currently available information.  Management uses the services of specialists within and outside the company in making such estimates and judgements.  Management depends upon the company's system of internal controls in meeting its responsibilities for reliable financial statements. This system is designed to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. Judgements are required to assess and balance the relative cost and expected benefits of these controls.
Management continually reviews, modifies and improves its systems of accounting and controls in response to changes in business conditions and operations and to recommendations made by the independent public accountants and the internal auditors. These systems are tested and evaluated regularly by the company's internal auditors as well as by the independent public accountants in connection with their annual audit.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
- - - - - - --------------------------------------------------------------------------------
ARTHUR ANDERSEN & CO.

  To the Shareholders and Directors of The United States Shoe Corporation:

  We have audited the accompanying consolidated balance sheets of THE UNITED STATES SHOE CORPORATION (an Ohio corporation) and subsidiaries as of January 29, 1994 and January 30, 1993, and the related consolidated statements of operations and retained earnings and cash flows for each of the three years in the period ended January 29, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The United States Shoe Corporation and subsidiaries as of January 29, 1994 and January 30, 1993, and the results of their operations and their cash flows for each of the three years in the period ended January 29, 1994, in conformity with generally accepted accounting principles.
  As explained in Note 2 to the consolidated financial statements, the company changed its method of accounting for income taxes, effective February 2, 1992, optical retailing inventory valuation, effective March 1, 1992, and nonpension postretirement benefits, effective February 3, 1991.

Cincinnati, Ohio                                           Arthur Andersen & Co.
March 7, 1994

THE UNITED STATES SHOE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
     (THOUSANDS EXCEPT PER SHARE AMOUNTS)


                                                                        Fiscal Year Ended
                                                      ----------------------------------------------------
                                                      JANUARY 29, 1994  January 30, 1993  February 1, 1992
- - - - - - ----------------------------------------------------------------------------------------------------------
NET SALES                                               $ 2,626,136       $ 2,650,684       $ 2,725,767
COST OF SALES                                             1,385,511         1,382,536         1,424,661
- - - - - - ----------------------------------------------------------------------------------------------------------
    Gross profit                                          1,240,625         1,268,148         1,301,106

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES              1,247,267         1,243,598         1,215,727
- - - - - - ----------------------------------------------------------------------------------------------------------
    Earnings (loss) from operations                          (6,642)           24,550            85,379

OTHER INCOME (EXPENSE), NET:
  Interest                                                  (15,978)          (16,890)          (17,065)
  Other                                                          --                --              (561)
- - - - - - ----------------------------------------------------------------------------------------------------------
    Earnings (loss) before provision (credit) for
      income taxes and cumulative effect of
      accounting change                                     (22,620)            7,660            67,753

PROVISION (CREDIT) FOR INCOME TAXES                          (6,786)            3,292            27,779
- - - - - - ----------------------------------------------------------------------------------------------------------
    Earnings (loss) before cumulative effect of
      accounting change                                     (15,834)            4,368            39,974

CUMULATIVE EFFECT, FOR YEARS ENDED PRIOR TO
  FEBRUARY 3, 1991, OF ACCOUNTING CHANGE
  RELATED TO NONPENSION POSTRETIREMENT BENEFITS,
  NET OF TAX EFFECT OF $5,721                                    --                --            (8,771)
- - - - - - ----------------------------------------------------------------------------------------------------------
    Net earnings (loss)                                     (15,834)            4,368            31,203

RETAINED EARNINGS AT BEGINNING OF YEAR                      421,741           441,012           433,325

  Dividends declared
    ($.37 per share in 1993,
    $.52 per share in 1992 and 1991)                        (16,909)          (23,639)          (23,516)
- - - - - - ----------------------------------------------------------------------------------------------------------

    RETAINED EARNINGS AT END OF YEAR                   $    388,998      $    421,741      $    441,012
- - - - - - ----------------------------------------------------------------------------------------------------------
- - - - - - ----------------------------------------------------------------------------------------------------------

EARNINGS (LOSS) PER COMMON SHARE

EARNINGS (LOSS) BEFORE CUMULATIVE EFFECT OF
  ACCOUNTING CHANGE                                          $ (.35)            $ .10             $ .88
CUMULATIVE EFFECT OF ACCOUNTING CHANGE                           --                --              (.19)
- - - - - - ----------------------------------------------------------------------------------------------------------

    NET EARNINGS (LOSS) PER SHARE                            $ (.35)            $ .10             $ .69
- - - - - - ----------------------------------------------------------------------------------------------------------
- - - - - - ----------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these statements.

THE UNITED STATES SHOE CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (THOUSANDS EXCEPT SHARE AMOUNTS)

                                                                  JANUARY 29, 1994     January 30, 1993
- - - - - - -------------------------------------------------------------------------------------------------------
ASSETS
- - - - - - -------------------------------------------------------------------------------------------------------
- - - - - - -------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and cash equivalents                                          $   183,203          $   159,225
  Receivables, net of allowance for doubtful
    accounts of $7,620 in 1993 and $10,832 in 1992                        85,600               96,713
  Inventories                                                            324,096              382,614
  Future income tax benefits                                              60,473               51,704
  Prepaid expenses                                                        15,861               19,535
- - - - - - -------------------------------------------------------------------------------------------------------
    Total current assets                                                 669,233              709,791
- - - - - - -------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, AT COST:
  Leasehold improvements                                                 321,434              350,565
  Furniture, fixtures and machinery                                      412,779              405,062
  Buildings, land and land improvements                                   91,723               91,230
- - - - - - -------------------------------------------------------------------------------------------------------
                                                                         825,936              846,857
  Less: Accumulated depreciation and amortization                        465,379              440,732
- - - - - - -------------------------------------------------------------------------------------------------------
                                                                         360,557              406,125
- - - - - - -------------------------------------------------------------------------------------------------------
OTHER ASSETS:
  Excess of cost over fair value of net assets acquired, net              22,247               22,541
  Other assets and deferred charges                                       27,015               32,563
- - - - - - -------------------------------------------------------------------------------------------------------
                                                                          49,262               55,104
- - - - - - -------------------------------------------------------------------------------------------------------
                                                                     $ 1,079,052          $ 1,171,020
- - - - - - -------------------------------------------------------------------------------------------------------
- - - - - - -------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

                                                                  JANUARY 29, 1994     January 30, 1993
- - - - - - -------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' INVESTMENT
- - - - - - -------------------------------------------------------------------------------------------------------
- - - - - - -------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Current portion of long-term debt and capital lease obligations    $       865          $    28,666
  Accounts payable                                                       175,709              216,899
  Accrued expenses                                                       194,388              186,903
- - - - - - -------------------------------------------------------------------------------------------------------
    Total current liabilities                                            370,962              432,468
- - - - - - -------------------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                           177,416              179,000
- - - - - - -------------------------------------------------------------------------------------------------------
CAPITAL LEASE OBLIGATIONS                                                 12,345               12,744
- - - - - - -------------------------------------------------------------------------------------------------------
DEFERRED INCOME TAXES                                                      5,885               15,148
- - - - - - -------------------------------------------------------------------------------------------------------
DEFERRED CREDITS AND OTHER LIABILITIES                                    50,748               43,137
- - - - - - -------------------------------------------------------------------------------------------------------
SHAREHOLDERS' INVESTMENT:

  Cumulative preferred shares, without par value -
    1,500,000 shares authorized; none issued or outstanding                   --                   --

  Common shares, without par value - 60,000,000 shares authorized;
    45,914,246 issued in 1993, 45,664,134 issued in 1992;
    68,210 in 1992 held in treasury                                       75,629               70,307
  Foreign currency translation adjustments                                (2,931)              (3,525)
  Retained earnings                                                      388,998              421,741

- - - - - - -------------------------------------------------------------------------------------------------------
    Total shareholders' investment                                       461,696              488,523
- - - - - - -------------------------------------------------------------------------------------------------------
                                                                     $ 1,079,052          $ 1,171,020
- - - - - - -------------------------------------------------------------------------------------------------------
- - - - - - -------------------------------------------------------------------------------------------------------

THE UNITED STATES SHOE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (THOUSANDS)

                                                                         Fiscal Year Ended
                                                       ----------------------------------------------------
                                                       JANUARY 29, 1994  January 30, 1993  February 1, 1992
                                                       ----------------------------------------------------
CASH PROVIDED BY OPERATIONS:
Net earnings (loss)                                       $ (15,834)        $   4,368         $  31,203
Adjustments to reconcile net earnings (loss) to cash
  provided by operations -
    Provision for depreciation and amortization              84,298            83,522            83,186
    Cumulative effect of accounting changes, net
      of taxes                                                   --                --             8,771
    Net loss from disposal of property, plant and
      equipment                                              12,770             6,503             4,061
    Deferred income tax provision                           (18,032)           (9,300)            1,602
    Deferred compensation provision                           7,785             7,606            (4,460)
Settlements of tax assessments                                   --                --             8,602
Other, net                                                    2,209            (4,222)           (2,396)
Changes in components of working capital,
  net of effects of acquisitions, dispositions
  and restructuring -
    Receivables                                              11,113               889             8,084
    Inventories                                              58,518            40,158            51,207
    Prepaid expenses                                          3,674             9,256            (3,456)
    Accounts payable                                        (41,190)           (6,368)           10,760
    Accrued expenses                                          8,599            (6,235)           12,592
- - - - - - -----------------------------------------------------------------------------------------------------------
      Cash provided by operations                           113,910           126,177           209,756
- - - - - - -----------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Additions to property, plant and equipment                  (61,438)          (71,861)          (59,832)
Net proceeds from sale of operating assets                    9,897             7,446             5,820
Excess of cost over fair value of net assets acquired        (1,085)          (13,565)               --
Other, net                                                    6,484            (2,595)               --
- - - - - - -----------------------------------------------------------------------------------------------------------
      Cash used in investing activities                     (46,142)          (80,575)          (54,012)
- - - - - - -----------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Net decrease in short-term borrowings                            --                --           (14,649)
Proceeds from issuance of long-term debt                         --            75,000                --
Payment of long-term debt                                   (27,180)          (22,256)          (91,536)
Payment of capital lease obligations                         (2,053)             (713)           (2,031)
Sale of common shares under stock option plans                  457               760                78
Dividend payments                                           (16,909)          (23,639)          (23,516)
Other, net                                                    1,895               845                --
- - - - - - -----------------------------------------------------------------------------------------------------------
      Cash provided by (used in) financing activities       (43,790)           29,997          (131,654)
- - - - - - -----------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                        23,978            75,599            24,090
Cash and cash equivalents, beginning of year                159,225            83,626            59,536
- - - - - - -----------------------------------------------------------------------------------------------------------
      Cash and cash equivalents, end of year              $ 183,203         $ 159,225         $  83,626
- - - - - - -----------------------------------------------------------------------------------------------------------
- - - - - - -----------------------------------------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year for -
  Interest                                                $  19,839         $  17,624         $  19,830
  Income taxes                                                8,766            16,586            20,844
- - - - - - -----------------------------------------------------------------------------------------------------------
- - - - - - -----------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

THE UNITED STATES SHOE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



(1) SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND SEGMENT DATA- The consolidated financial statements include the accounts of the company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

The company is a specialty retailer focusing on three major product segments: women's apparel, optical and footwear. The company also manufactures, imports and wholesales footwear. Financial information by industry segment for fiscal 1993, 1992 and 1991 is presented in the Five-Year Financial Summary on page 23.

FISCAL YEAR- The company's fiscal year is the 52-53 week period ending on the Saturday closest to January 31. Fiscal years 1993, 1992 and 1991 each consisted of 52 weeks and ended on January 29, 1994, January 30, 1993 and February 1, 1992, respectively.

CASH AND CASH EQUIVALENTS- Cash and cash equivalents include cash on hand, demand deposits and highly liquid investments with a maturity of three months or less. The carrying amount of cash equivalents is a reasonable estimate of fair value.

INVENTORIES- Inventories are stated at the lower of cost, principally using the last-in, first-out (LIFO) method, or market. The company valued 90% and 91% of its inventories using the LIFO method at January 29, 1994 and January 30, 1993, respectively. Consolidated inventories, if stated at FIFO, would have exceeded the reported inventory values by approximately $38.7 million at January 29, 1994 and $50.0 million at January 30, 1993.

During fiscal 1993, inventory quantities were reduced, which resulted in a liquidation of LIFO inventory layers carried at lower costs which prevailed in prior years. The effect of this liquidation was to increase net income by $5.5 million ($.12 per share). The LIFO effects of inventory reductions were not material in 1992 or 1991.

Inventories consisted of the following:

                                               (Thousands)
                                       JANUARY 29,      January 30,
                                          1994             1993
                                       ----------       ----------
Finished and in-process goods           $ 302,445        $ 362,374
Raw materials                              21,651           20,240
                                        ---------        ---------
                                        $ 324,096        $ 382,614
                                        ---------        ---------
                                        ---------        ---------

DEPRECIATION AND AMORTIZATION- Depreciation and amortization of property, plant and equipment are provided using principally the straight-line method at rates designed to allocate the cost of property and equipment over their estimated useful lives. The useful lives are generally 10 years for land improvements, 20-40 years for buildings, 3-10 years for furniture, fixtures and machinery, and the remaining lease term, which includes certain renewal periods, for leasehold improvements.

EXCESS OF COST OVER FAIR VALUE OF NET ASSETS ACQUIRED- These amounts are being amortized on a straight-line basis over various periods, not exceeding 40 years. Accumulated amortization was $6.8 million and $5.5 million at January 29, 1994 and January 30, 1993, respectively.

OPENING AND CLOSING COSTS- Store opening costs are charged to operations as incurred. The costs associated with closing stores or facilities are accrued when the decision is made to close the location.

FOREIGN CURRENCY TRANSLATION- Assets and liabilities of the company's foreign operations are translated at the exchange rates in effect as of the balance sheet date and results of operations are translated at average exchange rates prevailing during the period. Translation adjustments are recorded as a separate component of shareholders' investment.

INCOME TAXES- Deferred income taxes are provided on temporary differences between financial and tax reporting. Deferred tax assets and liabilities are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting. A deferred tax asset or liability that is not related to an asset or liability for financial reporting is classified according to the expected reversal date of the temporary difference.

FOREIGN EXCHANGE CONTRACTS- The company uses foreign exchange contracts to hedge the risk of changes in foreign currency exchange rates associated with transactions denominated in foreign currencies, primarily footwear purchases from European countries. Any gain or loss upon settlement of such contracts is included in the cost of the related purchases.

At January 29, 1994, the company had contracts maturing on various dates between February 18, 1994 and July 29, 1994 to purchase foreign currency (21,776 million Italian lire and 1,260 million Spanish pesetas) for $21.9 million. The fair value of these contracts was approximately $21.6 million and was estimated based on current foreign exchange contract rates offered to the company for similar contracts of the same remaining maturities.

THE UNITED STATES SHOE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



EARNINGS PER SHARE- Earnings (loss) per share are based on the weighted-average number of common shares and equivalents outstanding during each year. Common share equivalents represent shares issuable upon assumed exercise of stock options which would have a dilutive effect in years where there are earnings. Common share equivalents had no material effect in 1993, 1992 or 1991.

RECLASSIFICATIONS- Certain reclassifications have been made to the prior years' financial statements to conform with the 1993 presentation.

(2) ACCOUNTING CHANGES

Effective February 2, 1992, the company elected to adopt Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". This change did not have a material effect on the company's financial statements.

The company adopted the LIFO method of determining inventory values for its optical retailing inventories effective March 1, 1992. Management believes the LIFO method is preferable because it more closely matches revenues and expenses. There was no significant effect on 1992 net earnings from this change in accounting principle. The cumulative effect of this change on retained earnings at February 2, 1992 was not determinable, nor were the pro forma effects of retroactive application of LIFO to prior years.

Effective February 3, 1991, the company elected to adopt Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". The cumulative effect of this change was to decrease net earnings in 1991 by $8.8 million ($.19 per share).

In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS No. 112), which will require the company to change its method of accounting for postemployment benefits in the first quarter of fiscal 1994. The adoption of SFAS No. 112 is not expected to have a material effect on the company's consolidated financial position or results of operations.

(3) ACQUISITION AND DISPOSITIONS

On January 27, 1993, the company acquired for cash 100% of the stock of Eyemasters Ltd., a Canadian chain of 22 optical superstores. The acquisition was accounted for using the purchase method of accounting. The excess of the cost of the net assets acquired over their fair values has been recorded as goodwill.

During 1993, the company sold the assets of its optical retailing operations in the United Kingdom. A $5.5 million charge was recorded in 1993 in conjunction with the divestiture. Operating losses recognized from operations in the United Kingdom prior to the sale were $1.9 million in 1993 (excluding the charge to divest the business), $7.0 million in 1992, and $8.8 million in 1991.

Also during 1993, the company sold 61 Ups 'N Downs and 124 Caren Charles stores. The sale completed the company's divestiture of these divisions. A $10.6 million charge was recorded in 1993 in conjunction with the divestiture. Operating earnings (losses) recognized from the Ups 'N Downs and Caren Charles divisions prior to the sale and transfer of these stores were $(14.1) million in 1993 (excluding the charge to divest the stores), $1.4 million in 1992, and $8.7 million in 1991.

(4) CONCENTRATION OF CREDIT RISK

The company's footwear wholesaling business sells primarily to independent retailers and department stores across the United States. Receivables arising from these sales are not collateralized. Credit risk is affected by conditions or occurrences within the economy and the retail industry. The company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. No single customer accounted for more than 10% of the company's receivables balance as of January 29, 1994.

(5) NOTES PAYABLE AND LONG-TERM DEBT

The company maintains lines of credit through both formal and informal credit arrangements with domestic and foreign banks. At January 29, 1994, the company had in place an amended revolving credit agreement, with nine participating financial institutions, making available up to $125 million of credit through February 5, 1996. The revolving credit agreement is maintained primarily to finance working capital. Borrowing rates are based on prime rates, Eurodollar loan rates and certificate of deposit rates. At January 29, 1994 and January 30, 1993 there were no borrowings outstanding under this facility. Commitment fees of 3/8% to 1/2% per annum are payable on the company's available and unused portion of its committed credit facilities.

The company also has letter of credit facilities to support the purchase of inventories. At January 29, 1994, the company had letter of credit facilities of $100 million, of which $54 million in letter of credit commitments were outstanding.

Long-term debt consisted of the following:

                                               (Thousands)
                                       January 29,      January 30,
                                          1994             1993
                                       ----------       ----------
8.63% Notes, payable in 2002            $  75,000        $  75,000
9.60% Notes, payable in 1995               50,000           50,000
Medium-Term Notes, due
  in 1993, with an average
  interest rate of 9.5%                        --           27,000
8% Notes, payable in 1996                  50,000           50,000
Other indebtedness, with
  various maturities                        2,596            4,180
                                        ---------        ---------
                                          177,596          206,180
                                        ---------        ---------
                                        ---------        ---------
Less-Current portion, due
  within one year                             180           27,180
                                        ---------        ---------
                                        $ 177,416        $ 179,000
                                        ---------        ---------
                                        ---------        ---------

At January 29, 1994, the company was authorized to issue an additional $25 million of debt under a shelf registration filed with the Securities and Exchange Commission in August 1992.

The company has zero coupon notes, payable in 2013, that had an aggregate face value of $15.6 million at January 29, 1994 and January 30, 1993 and are stated net of the unamortized discount of $14.3 million at January 29, 1994 and $14.4 million at January 30, 1993, with an imputed interest rate of 13%.

The aggregate payments required on long-term debt during the next five fiscal years are as follows:

                                   (Thousands)
                1994               $      180
                1995                   50,180
                1996                   50,180
                1997                      180
                1998                      190

The fair value of the company's long-term debt was approximately $186.3 million and $211.6 million at January 29, 1994 and January 30, 1993, respectively, and was estimated based on current rates, as of those dates, offered to the company for debt of the same remaining maturities.

The revolving credit agreement, which was amended during 1993, and the agreements with respect to long-term debt include, among other things, provisions which limit total consolidated indebtedness, require the maintenance of minimum amounts of working capital and of certain financial ratios, limit the amount of capital expenditures, capital stock repurchases and asset sales and limit the payment of cash dividends by the company. Under the most restrictive dividend provision, approximately $28 million of consolidated retained earnings at January 29, 1994 is available for payment of cash dividends.

To balance the company's fixed and variable interest rate risk, as of January 29, 1994 the company had entered into five $25 million interest rate swap agreements that mature on various dates through November 1995. Under the terms of the agreements, the company receives interest at a fixed rate (4.98% weighted average rate as of January 29, 1994) and pays interest at a variable rate tied to the six-month LIBOR (3.45% weighted average rate as of January 29, 1994). The differential to be paid or received under the agreements is accrued as interest rates change and is charged or credited to interest expense over the life of the agreements. The company monitors the risk of default by the swap counterparties and does not anticipate nonperformance. The fair value of the agreements was approximately $1.4 million at January 29, 1994 and was the estimated amount that the company would receive to terminate the swap agreements.

(6) COMMON SHARES

A summary of the activity of common shares for the last three years is as follows:

                                              (Thousands)
                                  1993           1992           1991
                                --------       --------       --------
Balance at beginning of year    $ 70,307       $ 66,470       $ 64,410
Sale of common shares
  issued under stock option
  plans, net (shares issued:
  35,965 in 1993, 67,055 in
  1992 and 15,398 in 1991)           457            760             78
Restricted stock issued
  (shares issued:  105,000
  in 1993 and 25,000 in 1992)      1,699            384             --
Shares issued under tax
  incentive savings plans:
    New shares                     2,071             --             --
    Treasury shares                  771          2,620          1,949
Other                                324             73             33
                                --------       --------       --------
Balance at end of year          $ 75,629       $ 70,307       $ 66,470
                                --------       --------       --------
                                --------       --------       --------

The company's Executive Committee of its Board of Directors, in 1987, authorized the open market purchase of up to two million of its outstanding common shares. As of January 29, 1994, the total shares repurchased under this authorization was approximately 450,000.

THE UNITED STATES SHOE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



During 1993, 68,210 (198,240 in 1992 and 161,736 in 1991) common shares were issued out of treasury stock in connection with the company's tax incentive savings plans. During 1993 the company also issued 194,147 previously unissued shares in connection with these plans. See Note 8 for further discussion of these plans.

The company has a Share Purchase Rights Plan adopted in 1986 and amended in March 1988. Under the plan, shareholders of record on April 14, 1986 received, in connection with each common share owned, the right to purchase one one-hundredth of a Series A Preference Share ("Preference Share") at an exercise price of $200, subject to adjustment (collectively, the "Rights"). The Rights are exercisable for Preference Shares following (i) the public announcement that a person or group has acquired, or has obtained the right to acquire, beneficial ownership of 20% or more of the company's outstanding common shares, or (ii) the commencement of, or public announcement of an intention to make a tender offer or exchange offer if, upon consummation, such person or group would be the beneficial owner of 30% or more of the outstanding common shares. The Rights do not have any voting rights and are not entitled to dividends.

Additionally, if any person or group acquires 20% or more of the company's outstanding common shares, the Rights would entitle the holder to purchase common shares (or other securities or property of the company) in lieu of the Preference Shares at half the market value. Such purchase rights for common shares will not be triggered if the 20% acquisition is made pursuant to a tender or exchange offer for all outstanding common shares which the directors of the company who are not officers deem to be in the best interests of the company and its shareholders (a "Permitted Offer").

Upon the occurrence of certain other events (including a merger in which the company's common shares are exchanged or 50% or more of the company's assets or earning power is sold or transferred), the Rights would entitle the holder to purchase common stock in the acquiring entity at half its market value, except in connection with certain transactions following a Permitted Offer.

All of the Rights may be redeemed by the company at a price of $.05 per Right until a person or group has acquired beneficial ownership of 20% or more of the outstanding common shares. After a person or group acquires 20% or more of the common shares, the company may not redeem the Rights, except in certain limited circumstances. The Rights also may be redeemed in connection with certain negotiated transactions. The Rights will expire on April 14, 1996.

(7) STOCK OPTIONS

At January 29, 1994, 4,041,672 (4,289,460 at January 30, 1993 and 4,463,143 at
February 1, 1992) of the company's authorized but unissued common shares were reserved for issuance to directors, executives and key employees under the company's stock option and incentive plans. Of such reserved shares, 3,727,267 at January 29, 1994 (3,526,011 at January 30, 1993 and 3,272,244 at February 1,
1992) were subject to options outstanding. A summary of the changes in options outstanding for the last three years is as follows:

                               Number of        Option Price Range
                                Shares             (Per Share)
                               ---------        ------------------
Outstanding at
  February 2, 1991             2,990,290          $ 5.75 - $31.56
    Granted                      606,350           12.25 -  14.25
    Exercised                    (17,836)           5.75 -   7.03
    Cancelled                   (306,560)          12.25 -  30.13
                               ---------
Outstanding at
  February 1, 1992             3,272,244          $ 7.03 - $31.56
    Granted                      647,650           10.88 -  16.50
    Exercised                   (100,183)           7.03 -  14.00
    Cancelled                   (293,700)          12.25 -  30.13
                               ---------
Outstanding at
  January 30, 1993             3,526,011          $10.88 - $31.56
    Granted                      709,750            9.00 -  11.94
    Exercised                    (57,150)          10.88 -  14.00
    Cancelled                   (451,344)          10.88 -  28.50
                               ---------
Outstanding at
  January 29, 1994             3,727,267          $ 9.00 - $31.56
                               ---------
                               ---------
Exercisable at
  January 29, 1994             2,288,548          $ 9.00 - $31.56
                               ---------
                               ---------

The 1988 incentive plan permits restricted stock to be granted at no cost to key employees. At January 29, 1994 85,000 shares of restricted stock were outstanding, subject to forfeiture during a period expiring five years after the date of grant.

(8) EMPLOYEE BENEFIT PLANS

DEFINED BENEFIT PLANS- The company has several noncontributory retirement plans which provide for pensions to eligible employees upon retirement. Pension benefits are based on length of service and compensation, under career average or final average formulas. The company's funding policy is in accordance with minimum funding requirements. Net periodic pension cost includes the following components:

                                             (Thousands)
                                  1993          1992          1991
                                --------      --------      --------
Service cost                    $  6,512      $  6,056      $  4,813
Interest cost                      8,955         7,834         7,671
Return on plan assets            (13,993)       (9,350)      (28,971)
Net amortization and deferral        279        (3,465)       16,897
                                --------      --------      --------
Net periodic pension cost       $  1,753      $  1,075      $    410
                                --------      --------      --------
                                --------      --------      --------

All of the company's pension plans have assets in excess of accumulated plan benefits. Plan assets are invested in equity securities, bonds and money market funds. The plans' funded status and the prepaid pension cost as of January 1, 1994 and 1993 are as follows:

                                                (Thousands)
                                            1994           1993
                                          --------       --------
Actuarial present value of
  benefit obligations:
  Vested                                  $ 96,431       $ 78,737
  Nonvested                                  8,451          5,583
                                          --------       --------
    Accumulated benefit
      obligations                          104,882         84,320
  Effect of salary progression              25,578         24,168
                                          --------       --------
    Projected benefit obligations          130,460        108,488
Plan assets at fair value                  149,678        142,021
                                          --------       --------
  Plan assets in excess of
    projected benefit obligations           19,218         33,533
Unrecognized net gain                       (4,493)       (16,956)
Unrecognized prior service cost              4,042          6,523
Unrecognized net transition assets         (13,201)       (15,775)
                                          --------       --------
Prepaid pension cost                      $  5,566       $  7,325
                                          --------       --------
                                          --------       --------

The weighted-average discount rates used in determining the actuarial present value of the projected benefit obligations were 7.5% and 8% at January 1, 1994 and 1993, respectively. The assumed rates of increase in future compensation levels used to measure the actuarial present value of the projected benefit obligations were 5.5% and 6% at January 1, 1994 and 1993, respectively. The expected long-term rate of return on assets used in determining pension cost was 9% at January 1, 1994 and 1993. The impact of the change in assumptions for the discount rate and the rate of increase in future compensation levels was to increase the actuarial present value of benefit obligations by $9.4 million at January 29, 1994. Also, the actuarial present value of the projected benefit obligations decreased $1.9 million due to a change in the benefit formula to bring the plans into compliance with current tax regulations.

The company maintains an unfunded supplemental retirement plan for participants of its pension plans to provide benefits in excess of amounts permitted to be paid from such plans under the provisions of the tax law. Additionally, the company provides supplemental retirement benefits to certain retired executives in accordance with individual retirement agreements. The pension liability associated with these plans is accrued using the same actuarial methods and assumptions as those used for the company's qualified plans.

Net periodic pension cost for these supplemental plans includes the following components:

                                                     (Thousands)
                                         1993           1992           1991
                                        -----          -----          -----
Service cost                            $  75          $  75          $  67
Interest cost                             312            289            312
Net amortization and deferral               6             --             --
                                        -----          -----          -----
Net periodic pension cost               $ 393          $ 364          $ 379
                                        -----          -----          -----
                                        -----          -----          -----

The supplemental plans' funded status and the accrued pension cost are as follows:

                                           (Thousands)
                                   JANUARY 29,     January 30,
                                       1994           1993
                                   ----------      ----------
Accumulated benefit obligations     $   4,212       $   3,427
Effect of salary progression            3,134             458
                                    ---------       ---------
Projected benefit obligations           7,346           3,885
Unrecognized prior service cost        (2,809)             --
Unrecognized net loss                    (838)           (458)
                                    ---------       ---------
Accrued pension cost                $   3,699       $   3,427
                                    ---------       ---------
                                    ---------       ---------

THE UNITED STATES SHOE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



The change in the benefit formula of the salaried employees pension plan referred to above resulted in a $2.8 million increase in the liability under the supplemental plans in the form of unrecognized prior service cost.

DEFINED CONTRIBUTION PLANS- The company provides retirement benefits to eligible employees of some divisions through noncontributory profit sharing plans. Company contributions are determined by a formula based upon participants' compensation and profits of the divisions, as defined in the plans. The company's provision for such contributions was $1.6 million in 1993, $1.7 million in 1992 and $8.8 million in 1991.

The company also sponsors three tax incentive savings plans, as well as a non-qualified deferred compensation plan. Eligible employees may contribute or defer a portion of their compensation to these plans. The company makes quarterly contributions of its common stock to the plans based on a percentage of employees' contributions or deferrals, as appropriate. The provision for these stock contributions was $3.3 million in 1993, $3.2 million in 1992 and $2.6 million in 1991.

During 1992, the company adopted an additional non-qualified, unfunded deferred compensation plan which permits eligible employees to defer a portion of their compensation. This plan does not provide for contributions by the company.

HEALTH BENEFIT PLANS- The company partially subsidizes health care benefits for eligible retirees. Net periodic cost of these benefits included the following components:

                                                    (Thousands)
                                         1993          1992           1991
                                       --------      --------       --------
Service cost                           $    183      $    623       $    541
Interest cost                               838         1,264          1,192
Amortization of unrecognized
  net gain                                 (289)           --             --
                                       --------      --------       --------
Net periodic cost                      $    732      $  1,887       $  1,733
                                       --------      --------       --------
                                       --------      --------       --------

The accumulated postretirement benefit obligation was as follows:

                                             (Thousands)
                                     JANUARY 29,    January 30,
                                        1994           1993
                                     ----------     ----------
Retirees                               $  9,706       $ 10,563
Fully eligible active employees             243          1,061
Other active employees                    1,638          5,658
Unrecognized reduction in
  prior service cost                      6,272             --
Unrecognized loss                          (477)            --
                                       --------       --------
Accumulated post-retirement
  benefit obligation                   $ 17,382       $ 17,282
                                       --------       --------
                                       --------       --------

For 1993, a 13% (14% for 1992) increase in the cost of covered health care benefits was assumed. This rate was assumed to decrease gradually to 7% for 2001 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a 1% increase in the health care trend rate would increase the accumulated postretirement benefit obligation by $1.0 million as of January 29, 1994 and the net periodic cost by $0.1 million for the year then ended. The weighted average discount rates used in determining the accumulated postretirement benefit obligation were 7.5% and 8% at January 29, 1994 and January 30, 1993, respectively. The company funds these benefits as claims are incurred.

In 1993, the company changed the formula for cost sharing with retirees which resulted in an unrecognized reduction in prior service cost of approximately $6.6 million.

(9) INCOME TAXES

The provision (credit) for income taxes, excluding the cumulative effect of accounting changes, consisted of:

                                                   (Thousands)
                                       1993           1992           1991
                                     --------       --------       --------
Federal income taxes -
  Currently payable                  $  7,195       $  8,661       $ 20,598
  Deferred                            (15,085)        (6,746)         1,049
State, local and foreign
  income taxes -
  Currently payable                     4,051          3,931          5,579
  Deferred                             (2,947)        (2,554)           553
                                     --------       --------       --------
Provision (credit) for
  income taxes                       $ (6,786)      $  3,292       $ 27,779
                                     --------       --------       --------
                                     --------       --------       --------

The reconciliation of the income tax provision based upon the statutory rate to the reported income tax provision is as follows:

                                                   (Thousands)
                                       1993           1992           1991
                                     --------       --------       --------
Federal statutory
  provision (credit)                 $ (7,917)      $  2,604       $ 23,036
State, local and foreign
  income taxes (net of
  federal benefit)                       (968)           567          4,047
Change in valuation
  allowance                             2,939             --             --
Change in federal
  tax rate                               (821)            --             --
Other, net                                (19)           121            696
                                     --------       --------       --------
Provision (credit) for
  income taxes                       $ (6,786)      $  3,292       $ 27,779
                                     --------       --------       --------
                                     --------       --------       --------

The components of the company's future income tax benefits and deferred tax liabilities were as follows:

                                           (Thousands)
                                   JANUARY 29,    January 30,
                                      1994           1993
                                   ----------     ----------
Future income tax benefits:
  Compensation and benefits          $ 37,598       $ 30,255
  Occupancy reserves                   13,826         12,126
  Accrued restructuring costs           5,418          9,885
  Allowance for doubtful
    accounts and returns                9,085          8,560
  Inventory accounting                  6,192          4,061
  Other, net                           21,047         17,031
                                     --------       --------
                                       93,166         81,918
  Valuation allowance                  (4,423)        (1,484)
                                     --------       --------
    Total                              88,743         80,434
                                     --------       --------
Deferred tax liabilities:
  Accelerated depreciation             30,405         35,703
  Pension cost                          1,771          2,480
  Other, net                            1,979          5,695
                                     --------       --------
    Total                              34,155         43,878
                                     --------       --------
Net deferred tax asset               $ 54,588       $ 36,556
                                     --------       --------
                                     --------       --------

The valuation allowance applies to state, local and foreign tax assets and operating loss carryforwards that may expire before the company can utilize them.

At January 29, 1994, the company had net operating loss carryforwards and foreign tax credit carryforwards as follows:

                                     (Millions)
                                      Amount of            Expiration
                                    Carryforward              Date
                                    ------------          ------------
State and local net
  operating loss
  carryforwards                        $ 80.0             1997 to 2008
Foreign net operating
  loss carryforwards                    $ 4.6             2000
U.S. foreign tax credit
  carryforwards                         $ 2.0             1997 to 1998

(10) COMMITMENTS AND CONTINGENCIES

LEASES AND LICENSES- The company leases various retail store, plant, warehouse and office facilities, as well as certain of its data processing, automotive and production equipment under lease arrangements expiring between 1994 and 2005, with options to renew at varying terms. The company also operates retail shoe departments within strong-value stores and retail optical departments within certain Kmart stores under licensing arrangements.

The company has leased certain property under capital leases that are included in the "Property, Plant and Equipment" caption in the accompanying consolidated balance sheets as follows:

                                                 (Thousands)
                                         JANUARY 29,    January 30,
                                            1994           1993
                                         ----------     ----------
Furniture, fixtures and machinery          $  4,565       $  5,653
Buildings, land and land
  improvements                               15,472         15,472
                                           --------       --------
                                             20,037         21,125
Less: Accumulated depreciation
  and amortization                            8,315          7,990
                                           --------       --------
                                           $ 11,722       $ 13,135
                                           --------       --------
                                           --------       --------

THE UNITED STATES SHOE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



Future minimum annual rentals under lease and license arrangements at January 29, 1994 are as follows:

                                         (Thousands)
                                                   Operating
                                                     Leases
                                                  and License
Fiscal Year                  Capital Leases       Arrangements
- - - - - - ----------                   --------------       ------------
1994                            $  2,885           $ 169,000
1995                               2,640             152,507
1996                               2,503             127,443
1997                               2,316              97,332
1998                               2,316              72,146
Thereafter                        20,265             163,466
                                --------           ---------
                                  32,925           $ 781,894
                                                   ---------
                                                   ---------
Less: Imputed interest            19,895
                                --------
Present value of capital
  lease obligations             $ 13,030
                                --------
                                --------

The lease and license arrangements for the company's retail locations often include escalation clauses and provisions requiring the payment of incremental rentals, in addition to any established minimums, contingent upon the achievement of specified levels of sales volume. Rental expense was as follows:

                                         (Thousands)
                             1993           1992           1991
                          ---------      ---------      ---------
Minimum rent              $ 169,597      $ 164,451      $ 168,896
Contingent rent              14,131         15,601         16,189
                          ---------      ---------      ---------
                          $ 183,728      $ 180,052      $ 185,085
                          ---------      ---------      ---------
                          ---------      ---------      ---------

CONTINGENCIES- The company is contingently liable as a guarantor of 475 leases in 36 states, the District of Columbia and the United Kingdom relating to customer facilities and certain leases that were assigned in connection with various dispositions. Leases guaranteed by the company expire between 1994 and 2017 and minimum rentals aggregate $86.4 million for the twenty-four-year period. The company does not hold security for these guarantees. As of January 29, 1994, approximately 57% of the guaranteed aggregate minimum rentals were concentrated with two primary obligors.

It is not practicable to estimate the fair value of the company's lease guarantees since quoted prices are not readily available and valuation techniques would not be practicable due to the number of primary obligors, inherent differences in the primary obligors' credit risk and the varying lease terms.

The company has entered into severance compensation agreements with certain of its executives. Such agreements provide for the payment over a two-year period to these executives of amounts up to three times their average annual compensation, plus continuation of certain benefits, if a change in control (as defined) is followed within two years by a termination (as defined) of employment. The maximum contingent liability of the company pursuant to all such agreements is approximately $18 million at January 29, 1994.

LEGAL PROCEEDINGS- Litigation is instituted from time to time against the company which involves routine matters incident to the company's business. In the opinion of management, the ultimate disposition of such litigation will not have a material effect upon the company's consolidated financial position or results of operations.

(11) QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for fiscal years 1993 and 1992 are as follows:

                                   (Thousands except per share amounts)
                                   ---------------QUARTER--------------
1993                         FIRST         SECOND         THIRD          FOURTH
                          ---------      ---------      ---------      ---------
NET SALES                 $ 640,340      $ 639,727      $ 677,038      $ 669,031
GROSS PROFIT                311,649        290,103        323,750        315,123
NET EARNINGS
  (LOSS)                     (9,659)       (22,692)         8,246          8,271
EARNINGS (LOSS)
  PER SHARE                  $ (.21)        $ (.50)         $ .18          $ .18

1992
Net Sales                 $ 647,547      $ 640,339      $ 674,578      $ 688,220
Gross Profit                316,350        295,474        321,507        334,817
Net Earnings
  (Loss)                      2,823         (7,381)         8,094            832
Earnings (Loss)
  Per Share                   $ .06         $ (.16)         $ .18          $ .02

Net earnings in the fourth quarter of 1993 and 1992 reflect favorable LIFO adjustments of $16.8 million ($.37 per share) and $9.6 million ($.21 per share), respectively.

42